06006176

TEDSTATES
EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C. 209

SEC FILE NUMBER
~~8-53490~~ 66789

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WynVale Financial Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Old Mill Road
(No. and Street)

Stockton (City) New Jersey (State) 08559-1218 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony S. Wiseman 908-996-6115
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
*(Name – if individual, state last, first, middle name)*

200 Gibraltar Road, Suite 200 (Address) Horsham (City) Pennsylvania (State) 19044 (Zip Code)

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 5/22

# OATH OR AFFIRMATION

I, Anthony S. Wiseman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WynVale Financial Distributors LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

IVAN M. BALEV NOTARY PUBLIC STATE OF NEW JERSEY My Comm. Expires 4/03/2006 No. 2273810

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WYNVALE FINANCIAL DISTRIBUTORS LLC

Financial Statements and
Supplementary Information

December 31, 2005

WYNVALE FINANCIAL DISTRIBUTORS LLC
December 31, 2005

## CONTENTS

Kreischer Miller
People • Ideas • Solutions
200 Gibraltar Road, Suite 200, Horsham, PA 19044-2378
215-441-4600 • fax: 215-672-8224 • www.kmco.com

## Independent Auditors' Report

The Members
WynVale Financial Distributors LLC
Stockton, New Jersey

We have audited the accompanying statement of financial condition of WynVale Financial Distributors LLC as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of WynVale Financial Distributors LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WynVale Financial Distributors LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kreischer Miller

Horsham, Pennsylvania
January 25, 2006

**Statement of Financial Condition**
**December 31, 2005**

## ASSETS

| | |
|---|---|
| Cash | $ 19,081 |
| Prepaid expenses | 3,116 |
| Total assets | $ 22,197 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Accounts payable | $ 2,318 |
| Accrued expenses | 4,772 |
| Total liabilities | 7,090 |
| Members' equity | 15,107 |
| Total liabilities and members' equity | $ 22,197 |

See accompanying notes to financial statements.

## Statement of Changes in Members' Equity
## Year Ended December 31, 2005

| | |
|---|---|
| Members' equity, beginning of year | $ 22,761 |
| Net loss | (35,654) |
| Members' contributions | 28,000 |
| Members' equity, end of year | $ 15,107 |

See accompanying notes to financial statements.

## (1) Organization and Nature of Business

WynVale Financial Distributors LLC (the Company) was formed on October 19, 2004, to operate as a broker-dealer under the Securities Exchange Act of 1934. The Company intends to wholesale mutual funds to other broker-dealers on a sales commission basis and engage in private placements. The Company will also act as a placement agent for Regulation D hedge funds, working with institutional customers and qualified institutional investors and will engage in the solicitation and selling of hedge funds to accredited investors under rule 501(a) of Regulation D under the Securities Act of 1933. The Company became a registered member of the National Association of Securities Dealers on June 22, 2005.

## (2) Summary of Significant Accounting Policies

*Income Taxes*

No provision for federal or state income taxes has been made since the Company is a pass-through limited liability company in conformity with the Internal Revenue Code.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Concentrations of Credit Risk*

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company uses a national bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the FDIC insurance limits.

## (3) Net Capital and Other Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1 (8 to 1 for the first year). As of December 31, 2005, the Company had net capital of $11,991, which was $6,991 in excess of its required net capital of $5,000.

*Continued...*

SUPPLEMENTARY INFORMATION

# WYNVALE FINANCIAL DISTRIBUTORS LLC

**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2005**

| | |
|---|---|
| Net capital: | |
| Total members' equity | $ 15,107 |
| Deductions from and/or changes to member's equity: | |
| Total non-allowable assets | (3,116) |
| Net capital | 11,991 |
| Computation of basic net capital requirement: | |
| Minimum net capital required | 5,000 |
| Net capital in excess of minimum requirement | $ 6,991 |
| Net capital as reported on the Company's FOCUS report - Part IIA | $ 11,991 |
| Computation of aggregate indebtedness: | |
| Aggregate indebtedness | $ 7,090 |
| Percentage of aggregate indebtedness to net capital | 59.1% |

Statement Pursuant to Rule 17a-5(d)(4)

Since there are no differences between the net capital computation on Part II of the Company's Form X-17A-5 and the net capital computed above, a reconciliation is not necessary.

Kreischer Miller
People • Ideas • Solutions

200 Gibraltar Road, Suite 200, Horsham, PA 19044-2378
215-441-4600 • fax: 215-672-8224 • www.kmco.com

# Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Members
WynVale Financial Distributors LLC
Stockton, New Jersey

In planning and performing our audit of the financial statements of WynVale Financial Distributors LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer, as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
January 25, 2006